UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

MANAGEMENT CHANGES

ATHENS, Greece – February 16, 2011 – Hellenic Telecommunications Organization SA (ASE: HTO, OTC MARKET: HLTOY) announces that, a s of 17th February 2011 the following organizational changes will be in effect:

A.

Mr. Zacharias Piperidis reporting to the Chairman & CEO will assume the position of  Chief Operating Officer of OTE Group of companies responsible for:

•

The Chief Commercial Officers for Residential Customer Division, for Enterprise and Business Services Division and for Wholesale Customer s Division of OTE

•

COSMOTE Commercial Division

•

Customer Service Division for Group OTE whereby Customer Service OTE (Call Centers) and Customer Service Division of COSMOTE will now reside

•

Technical Division of COSMOTE

•

Subsidiaries OTE-Globe, Hellas Sat & Hellas Sat Consortium, Voicenet, and OTEsat-Maritel

Mr. Piperidis will also assume the interim position s of Chief Commercial Officer of Enterprise and Business Services and Chief Commercial Officer of Residential Customers of OTE and will continue to maintain the position of Chief Commercial Officer of COSMOTE.

Mr. Christos Katsaounis who held the position of Chief Commercial Officer of Residential Customers of OTE will assume the position of General Director of OTEPlus.

A.

Mr. Athanasios Stratos reporting to Mr. Piperidis will assume the position of Director of Customer Service of Group OTE and will continue to maintain the position of Director of Customer Service of COSMOTE.

B.

Mr. Georgios Athanasopoulos reporting to the Chairman & CEO will assume the position of Chief Information Technology Officer of Group OTE responsible for:

•

Chief Information Officer of OTE and

•

Operations and Information Systems Division of COSMOTE

Mr. Athanasopoulos will also assume the interim position of Chief Information Officer of OTE and will continue to maintain the position of Chief Officer of Operations and Information Systems of COSMOTE.

A.

Mr. Elias Drakopoulos reporting to the Chairman & CEO will assume the position of Chief Technology and Operations Officer of OTE responsible for the Chief Technology Officer and Chief Regional Officer of OTE as well as the subsidiary HellasCom.

Mr. Drakopoulos will assume the interim positions of Chief Technology and Chief Regional Operations Officers of OTE.

E.

Mr. Konstantinos Liamidis reporting to the Chairman & CEO will assume the position of Chief O fficer of International A ffairs for OTE Group responsible for the following subsidiaries: ROMETELECOM, COSMOTE Roumania, GLOBUL and AMC.

Mr. Liamidis will continue to maintain the position of General Manager/Business Consultant of COSMOTE.

F.

Mr. Kevin Copp, Chief Financial Officer of OTE Group will be responsible for Mr. George Mavrakis, Chief Financial Officer of OTE and subsidiaries OTE Estate , OTE Insurance, CosmoOne, OTE PLC

G.

Mr. Loizos Kyzas, Chief Human Resources Officer of OTE will be responsible for the subsidiaries of OTE Academy and OTEPlus.

H.

Mr. Andreas Karageorgos who held the position of Chief Officer for Regions, Mr. Konstantinos Kappos who held the position of Chief Information Officer and Ms. Maria Efthimerou who held the position of Chief Technology Officer will be leaving the company.

Mr. Theofanis Tsiokris and Mr. Konstantinos Zontanos CEOs of OTEPlus and HellasCom respectively will be leaving their posts as CEO subsequent to each company’s corporate governance processes.

Mr. Tsamaz thank s all of the officer s leaving OTE Group of companies for their many years of service and wishes all the best to the new appointees.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

OTE shares are listed on the Athens Stock Exchange and the London Stock Exchange (in the form of GDRs). Following their delisting from NYSE in September 2010, the company’s ADRs trade in the US OTC market. OTE’s American Depositary Receipts (ADR’s) represent ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 200 9 filed with the SEC on June 7 , 20 10 .. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: February 16,  2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER